UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Callon Petroleum Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

13123X508
(CUSIP Number)

February 14, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13123X508

1	NAME OF REPORTING PERSONS JB Investments Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 32-0153630
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 3,183,470 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,183,470 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,183,470 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%(1)
12	TYPE OF REPORTING PERSON IA, CO

(1) Based on 55,850,147 shares of Common Stock outstanding as of October 29, 2021 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No.	13123X508

1	NAME OF REPORTING PERSONS JB Investments Fund III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 85-0792544
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 2,987,270 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,987,270 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,987,270 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%(1)
12	TYPE OF REPORTING PERSON PN

(1) Based on 55,850,147 shares of Common Stock outstanding as of October 29, 2021 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No.	13123X508

1	NAME OF REPORTING PERSONS JB Investments Parallel Fund III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 85-0864530
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 196,200 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 196,200 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,200 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%(1)
12	TYPE OF REPORTING PERSON PN

(1) Based on 55,850,147 shares of Common Stock outstanding as of October 29, 2021 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No.	13123X508

1	NAME OF REPORTING PERSONS JB Investments Fund III GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 85-0802339
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 3,183,470 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,183,470 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,183,470 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% (1)
12	TYPE OF REPORTING PERSON OO

(1)	Based on 55,850,147 shares of Common Stock outstanding as of October 29, 2021 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No.	13123X508

1	NAME OF REPORTING PERSONS Brian J. Riley I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 3,183,470 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,183,470 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,183,470 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%(1)
12	TYPE OF REPORTING PERSON PN

(1) Based on 55,850,147 shares of Common Stock outstanding as of October 29, 2021 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No.	13123X508

Item 1(a).		Name of Issuer: Callon Petroleum Company (the “Issuer”)

Item 1(b).		Address of Issuer’s Principal Executive Offices: One Briarlake Plaza 2000 W. Sam Houston Parkway S., Suite 2000 Houston, Texas 77042

Item 2(a).

Name of Person Filing:

This statement is jointly filed by and on behalf of each of JB Investments Management, LLC, JB Investments Fund III GP, LLC, JB Investments Fund III, L.P., JB Investments Parallel Fund III, L.P. (together with JB Investments Fund III, L.P., the “Funds”), and Brian J. Riley. The Funds are the record and direct beneficial owners of the securities covered by this statement. JB Investments Management, LLC is the investment adviser of, and may be deemed to beneficially own securities, owned by, the Funds. JB Investments Fund III GP, LLC is the general partner of, and may be deemed to beneficially own securities owned by the Funds. Mr. Riley is the sole manager of, and may be deemed to beneficially own securities owned by JB Investments Management, LLC.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the reporting persons is: 355 Valley Park Road Phoenixville, PA 19460

Item 2(c).		Citizenship:
See Item 4 on the cover page(s) hereto.

Item 2(d).		Title of Class of Securities:
Common Stock, $.01 par value (“Common Stock”)

Item 2(e).		CUSIP Number: 13123X508

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No.	13123X508

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person listed above and is incorporated by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 55,850,147 shares of Common Stock outstanding as of October 29, 2021 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

CUSIP No .	13123X508

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2022

JB Investments Management, LLC By: /s/ Brian J. Riley Name: Brian J. Riley Title: CEO JB Investments Fund III, L.P. By: JB Investments Fund III GP, LLC Its: General Partner
Signature:	/s/ Brian J. Riley
Name:	Brian J. Riley
Title:	Managing Member of JB Investments Fund III GP

JB Investments Parallel Fund III, L.P.
By: JB Investments Fund III GP, LLC Its: General Partner

Signature:	/s/ Brian J. Riley
Name:	Brian J. Riley
Title:	Managing Member of JB Investments Fund III GP

JB Investments Fund III GP, LLC

By:	/s/ Brian J. Riley
Name:	Brian J. Riley
Title:	Managing Member

Brian J. Riley

By:	/s/ Brian J. Riley

EXHIBIT INDEX

EXHIBIT 1: Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Members of Group